Exhibit 99.1

Pembina Pipeline Corporation Provides Natural Gas Liquids Value Chain Commercial Update

CALGARY, April 11, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to provide an update on its natural gas liquids value chain strategy. This update includes progress on the Company's plans to develop a west coast liquefied petroleum gas ("LPG") export terminal (the "West Coast Terminal" or the "Project") as well as an update regarding activity in the Company's Gas Services business.

West Coast Terminal Update

The Company announced that it has signed a non-binding letter of intent ("LOI") with Prince Rupert Legacy Inc., (a wholly-owned subsidiary of the City of Prince Rupert) for the Company to develop a West Coast Terminal on Watson Island, lands wholly owned by Prince Rupert Legacy.

Under the LOI, Pembina has commenced site assessment and engagement with key stakeholders including aboriginal communities. Initial assessments of the site indicate it is ideal for the development of an export terminal with a capacity of approximately 20,000 barrels per day of LPG export with an associated capital cost ranging between $125 million and $175 million. Pembina expects a project timeline of two years from final investment decision. The Project is subject to completion of design and engineering requirements, Pembina entering into appropriate definitive agreements, the receipt of necessary environmental and regulatory permits, and the approval of Pembina's Board of Directors.

"Watson Island has promising potential as an LPG export terminal location," said Stuart Taylor, Senior Vice President, NGL & Natural Gas Facilities. "In light of our plans to develop a world-scale polypropylene production facility, the smaller export facility we are contemplating for Watson Island – utilizing smaller ships and ensuring very competitive per-unit export facility costs – makes good sense for Pembina."

Located approximately 15 kilometres south of Prince Rupert, British Columbia, the Watson Island site has many positive attributes which make it an attractive candidate for Pembina's West Coast Terminal. The location features a sheltered berth, existing dock adequate for activities associated with LPG export, as well as well-established rail connections between Redwater, Alberta and Watson Island, while also offering efficient shipping routes to Asian, North, Central, and South American markets. In support of this Project, Pembina has already secured a long-term export permit.

The Company has been working towards the development of an LPG export terminal served by a national railway on the west coast of Canada for the past several years in anticipation of and response to the step change in LPG productive capability of the Western Canadian Sedimentary Basin. Pembina's objective with this Project is to provide growing Canadian LPG supply with access to diverse, international markets, while complementing Pembina's expanding integrated service offering for energy products derived from natural gas.

"Pembina is excited to advance its West Coast Propane export strategy," said Mr. Taylor. "This Project, in conjunction with Pembina's proposed integrated propylene and polypropylene production facilities, is evidence of our efforts to find new markets for western Canadian hydrocarbons which should benefit our producer customers, local communities, partners and shareholders."

Gas Services Activity

Pembina continues to work on engineering for several initiatives in the Duvernay area with the aim of expanding its asset base and increasing its level of customer service. The Company is advancing engineering for its 100 million cubic feet per day Duvernay II facility, a replica of its Duvernay I facility, and has begun preliminary engineering for substantial liquids handling and stabilization at the Duvernay I facility site, as well as work to connect Pembina's facilities into alternative sales gas pipelines in response to customer demand in the area.  The Duvernay I facility, along with the associated field hub, is expected to come into service on time and on budget in the fourth quarter of 2017.

Pembina is also currently expanding the Kakwa River Facility gathering and inlet facilities to accommodate incremental development along with increasing liquids handling capabilities for Seven Generations Energy.  The Company does not expect this work to have a material impact on its 2017 capital budget.

"Our strategic position in the prolific, liquids-rich areas of the Alberta Montney and Duvernay continues to provide opportunities for us to expand our service offering for our customers," said Jaret Sprott, Pembina's Vice President, Gas Services. "We are very encouraged by the increasing level of activity in the areas of our existing and planned facilities."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "objective", "schedule", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the anticipated timing of the site assessment and feasibility study; Pembina's corporate strategy, integration of assets and synergies with the Project; anticipated market supply and demand for propane; planning, expected business partners, growth opportunities and benefits from the Project.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, that favourable growth parameters continue to exist in respect of current and future growth projects, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required corporate, regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the results of the feasibility study, the regulatory environment and the ability to obtain required regulatory, corporate, environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/11/c8979.html

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For further information: Investor Inquires: Hayley McKenzie / Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Victoria Person, (403) 231-3148, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 11-APR-17